Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES REQUEST TO DELAY THE PAYMENT OF
PRINCIPAL DUE UNDER THE SERIES A AND SERIES B DEBENTURES

DELAY IN THE DISTRIBUTION OF DIVIDEND FROM PLAZA TO THE COMPANY

Tel Aviv, Israel, February 5, 2013, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that on January 31, 2013, a subsidiary of the Company, Plaza Centers N.V., of which approximately 62.5% of the outstanding share capital is owned by the Company ("Plaza"), published a letter that Plaza received from the trustees and representatives of the holders of Plaza's Series A and Series B debentures that demanded that Plaza desist from distributing a dividend from Plaza to its shareholders and stated that legal proceedings may be taken in the event that the Company proceeds with the distribution of the dividend.

The expected delay in the distribution of the dividend from Plaza, as well as the decline in the price of Plaza's stock in the recent period, impairs the Company's ability to comply with its analysis of sources and uses according to the planned time schedule.

According to the repayment schedule of the Company's Series A and Series B debentures, on February 20, 2013 the Company is required to pay the holders of the debentures principal and interest in the aggregate amount of approximately NIS 82 million (the "Upcoming Payments").

In light of the above, on February 3, 2013 the trustees informed the Company that in meetings of holders of the Series E and 1 debentures it was agreed to authorize them to take legal action against the Company to prevent the making of the Upcoming Payments, and in connection therewith in a meeting that was held between the Company and the trustees of the debentures and the joint representatives of the Series E, F, F and 1 debentures (the "Joint Representatives") the Company was requested by the Joint Representatives to refrain from making the Upcoming Payments.

In light of these matters and the expected Upcoming Payments, the board of directors of the Company decided to authorize the management of the Company to commence accelerated negotiations with the trustees and representatives of all the debenture holders, in an attempt to formulate an agreement with all the debenture holders that will enable the Company to fulfill all its obligations.

In addition, in light of the damage that is likely to be caused to the Company and to all its creditors if the Company is pulled into legal proceedings as mentioned, and in order to allow the Company to engage in the process of negotiations mentioned above to the fullest extent and in a manner that is quick and efficient, the board of directors of the Company decided, at this stage, to accede to the demands of the debenture holders and to delay the payment of principal to the holders of the various series of debentures until the conclusion of negotiations with them. During the forbearance period, it is the Company's intention to make the interest payments on a regular basis to the various series unless it is decided otherwise.

As a result of the decision of the board of directors of the Company mentioned above, the Company has requested from the trustees of the Series A and Series B debentures to delay the period of payment of the principal component from the Upcoming Payments until April 1, 2013 (and to delay accordingly the effective date of the payments).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054